SEC Mail Proces

19010915

N

AUG 15 2019

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/12/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hubble Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 Sansome Street, Suite 400
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Swati Chaturvedi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hubble Investments, LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 13th day of August, 2019 by SWATI CHATURVEDI proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature [signature]

Notary Public

[signature] Swati Chaturvedi.

Signature

CEO

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hubble Investments, LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Period April 12, 2018 through June 30, 2019

Contents

As of and for the Period April 12, 2018 through June 30, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Hubble Investments, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hubble Investments, LLC (the "Company") as of June 30, 2019, the related statements of operations, changes in member's equity and cash flows for the period April 12, 2018 through June 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the period April 12, 2018 through June 30, 2019, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 12, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Hubble Investments, LLC

Statement of Financial Condition
June 30, 2019

ASSETS		
Cash	$	81,546
Prepaid expenses		10,864
TOTAL ASSETS	$	92,410
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	18,292
Deferred Revenue		8,333
TOTAL LIABILITIES		26,625
MEMBER'S EQUITY		65,785
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	92,410

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Hubble Investments, LLC

Statement of Operations
For the Period April 12, 2018 through June 30, 2019

REVENUE:	
Investment Banking Fees	$ 412,195
Total revenues	412,195
OPERATING EXPENSES:	
Salaries and Related Costs	693,554
Regulatory Fees	32,207
Occupancy Costs	7,200
Office and Other Expense	29,672
Insurance Expense	15,259
Professional Fees	384,833
Travel and Entertainment	6,661
Dues and Subscriptions	23,213
Foreign Tax Expense	20,000
Total expenses	1,212,599
NET LOSS	$ (800,404)

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Hubble Investments, LLC

Statement of Cash Flows
For the Period April 12, 2018 through June 30, 2019

OPERATING ACTIVITIES:	
Net Loss	$ (800,404)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities	
Increase in prepaid expenses	(10,864)
Increase in accounts payable	18,292
Increase in deferred revenue	8,333
Net cash used by operating activities	(784,643)
FINANCING ACTIVITIES:	
Capital contributions	726,189
Net cash provided by financing activities	726,189
NET DECREASE IN CASH	(58,454)
CASH AT April 12, 2018	140,000
CASH AT June 30, 2019	$ 81,546

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -
Income taxes	$ 20,800

Non-cash financing activities during the period:

Capital contributions of $726,189 includes debt forgiven by the Member of $58,189

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Notes to Financial Statements
For the Period April 12, 2018 through June 30, 2019

1. Organization and Nature of Business

Hubble Investments, LLC (the "Company") was organized in the State of Delaware on May 30, 2017, and is a registered broker-dealer with the Securities and Exchange Commission (SEC). It has been a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") since April 12, 2018. The Company is a single member limited liability company whose sole member is Hubble Holdings, LLC (the "Member").

The Company provides institutional customers with private placement and investment banking consulting services and is generally compensated at the closing of such transactions in the form of a success fee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash
The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Investment banking fees consist of private placement fees and consulting revenues. Private placement revenues are recognized at the time the deal is closed. Consulting revenues are recorded in the period in which they are earned. Consulting revenues may be billed a few months at a time, therefore any unearned portion of the revenues are recorded as deferred revenues on the Statement of Financial Condition.

d) Income Taxes
As an LLC, the Company is treated as a disregarded entity for federal and state tax purposes. Any income tax liability is reported on the tax return of the parent entity and passed along to the individual Member. The Company is subject to the California State LLC tax, which is based upon gross receipts as well as a minimum franchise tax. This tax expense is included in Office and Other expense on the Statement of Operations, amounting to $800 for the period ended June 30, 2019.

The Company is required to file income tax returns in both state and city tax jurisdictions. These tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2019, state and city taxing authorities have not proposed any adjustment to the Company's tax position.

Hubble Investments, LLC

Statement of Changes in Member's Equity
For the Period April 12, 2018 through June 30, 2019

MEMBER'S EQUITY, April 12, 2018	$ 140,000
Capital contributions	726,189
Net Loss	(800,404)
MEMBER'S EQUITY, June 30, 2019	$ 65,785

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

2. Summary of Significant Accounting Policies (continued)

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2019 or during the period then ended.

4. Income Taxes

As discussed in Note 2, the Company, with the consent of its Member, has elected to be a Califormia Limited Liability Company. For tax purposes the Company is a disregarded entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision of liability for income taxes is included in these financial statements.

The Company had foreign taxes withheld of $20,000, for transactions that occurred during the period ended June 30, 2019.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities, generally for three years after they are filed.

5. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Notes 10 and 11 will provide greater detail of ASC 606 and ASU 842.

Notes to Financial Statements
For the Period April 12, 2018 through June 30, 2019

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2019 or during the period then ended.

7. Related Parties

The Company does not have an expense sharing ageement with any affiliates and generally incurs all costs of operations directly. As of June 30, 2019, there was no intercompany balance between the Company and any affiliated entities.

The parent of the Company's Member provides a web based service that matches investors to science and technology startups. The Company serves as the placement agent for these transactions, and all of the Company's placement fees ($288,861) were earned from this relationship. The Company is compensated by the startups at the closing of each placement.

The Company has an affiliated fund, that is managed by the sister company of its parent. This fund participated in many of the private placements as an investor.

Notes to Financial Statements
For the Period April 12, 2018 through June 30, 2019

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2019, the Company had net capital of $54,921 which was $49,921 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital percentage was 48.48%.

9. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

10. ASC 606 - Revenue Recognition

The Company has adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

11. AU 842 - Lease Accounting

The FASB's standard ASC Topic 842 Leases is effective for the Company beginning with its year ending June 30, 2020. The Company does not maintain any leases in excess of a one year term, which is the new standard's trigger criterion. As a result, the Company has determined that ASC Topic 842 will not have a material impact on its financial statements.

12. Commitments and Contingencies

As a registered broker dealer with FINRA, the Company is required to maintain fidelity bond insurance. The Company did not have a fidelity bond for a portion of the period under audit.

The Company was a victim of identity theft, whereby a fake website represented itself to be the Company and offered guaranteed returns on investments. This website, Hubble Investments.com, is not affiliated with the Company in any way. The Company does not guarantee any returns on investments and has reported the fraudulent website to FINRA and the authorities.

These financial statements contain no adjustments for any amounts that may result from the above mentioned items.

SCHEDULE I

Hubble Investments, LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2019

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	65,785
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(10,864)
NET CAPITAL	$	54,921
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	26,625
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, greater of 6 2/3% of aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	49,921
Percentage of aggregate indebtedness to net capital		48.48%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of June 30, 2019.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

Hubble Investments, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

June 30, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section(k)(2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm

SCHEDULE III

Hubble Investments, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION

June 30, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section(k)(2)(i) of the Rule.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Hubble Investments, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Hubble Investments, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hubble Investments, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Hubble Investments, LLC stated that Hubble Investments, LLC met the identified exemption provisions throughout the period April 12, 2018 through June 30, 2019 without exception. Hubble Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hubble Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 12, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Hubble Investments

Member FINRA & SIPC **755 Sansome Street, San Francisco, CA 94111**

Assertions Regarding Exemption Provisions

We, as members of management of Hubble Investments, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the period April 12, 2018 through June 30, 2019.

(***Insert Name of Company***)

By: Swati Chaturvedi.

Swati Chaturvedi, CEO Hubble Investments LLC

(Name and Title)